Exhibit (a)(5)(K)

TELEMAR

NORTE LESTE S.A.

CNPJ/MF No. 33.000.118/0001-79

Publicly held

TELE NORTE CELULAR PARTICIPAÇÕES S.A. CNPJ/MF No. 02.558.154/0001-29 Publicly held	AMAZÔNIA CELULAR S.A. CNPJ/MF No. 02.340.278/0001-33 Publicly held

NOTICE OF MATERIAL FACT

Telemar Norte Leste S.A. (“Telemar”) and its subsidiaries, Tele Norte Celular Participações S.A. (“TNCP”) and Amazônia Celular S.A. (“Amazônia Celular”), pursuant to CVM Ruling No. 358/02, hereby inform the public that:

In the auctions of the Mandatory Tender Offers made by Telemar for the common shares of TNCP and Amazônia Celular (the “Tender Offers”), held on the electronic trading system of the Bolsa de Valores, Mercadorias e Futuros (“BM&F BOVESPA”) on January 16, 2009, Telemar acquired 1,175,018 common shares of TNCP and 80,868 common shares of Amazônia Celular, corresponding to approximately 97.93% and 34.85% of the outstanding common shares of TNCP and Amazônia Celular, respectively. The prices paid by Telemar in the Tender Offers were R$87.61 and R$134.00 per common share of TNCP (TNCP3) and Amazônia Celular (TMAC3), respectively.

As a result of the acquisitions made through the Tender Offers, the share ownership of TNCP and Amazônia Celular is as follows:

Share Ownership After the January 16, 2009 Tender Offers

TNCP	Common Shares	Preferred Shares	Total
Controlling Shareholders:
Telemar	2,467,689	4,147,288	6,614,977
Free Float	24,787	61,918	86,705
Total Shares	2,492,476	4,209,206	6,701,682

Amazônia Celular	Common Shares	Preferred Shares	Total
Controlling Shareholders:
Telemar	80,868	971,791	1,052,659
TNCP	2,039,298	2,374,165	4,413,463
Treasury Shares	—	16	16
Free Float	151,159	270,798	421,957
Total Shares	2,271,325	3,616,770	5,888,095

The total amount paid for TNCP and Amazônia Celular common shares by Telemar was R$102,943,327.00 and R$10,836,312.00, respectively.

Rio de Janeiro, January 20, 2009

Telemar Norte Leste S.A.

Tele Norte Celular Participações S.A.

Amazônia Celular S.A.

Alex Waldemar Zornig

Investor Relations Officer